Exhibit 99.2

CELLECT BIOTECHNOLOGY LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Cellect Biotechnology Ltd. (the “Company”) hereby appoints, Dr. Shai Yarkoni, Chief Executive Officer, and Eyal Leibovitz, Chief Financial Officer, or any of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of the Company which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company's attorney – Doron, Tikotzky, Kantor, Gutman, Cederboum & Co., B.S.R 4 Tower, 33 Floor, 7 Metsada Street, Bnei Brak, on July 31, 2017 at 11:00 A.M. Israel time and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement relating to the said Meeting.

The undersigned acknowledges receipt of the Notice of the Extraordinary General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

CELLECT BIOTECHNOLOGY LTD.

July 31, 2017

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.

To approve the targets for the 2017 bonus grant to Dr. Shai Yarkoni, a Controlling Shareholder and the Company’s CEO and director, and the 2017 annual bonus grant if those targets are met pursuant to the terms specified in the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

1A.	Please mark YES if you are a controlling shareholder or have a personal interest in the said resolution, as such terms are defined in the Proxy Statement of the Company. Please mark NO if you are not. IF YOU DO NOT MARK ONE OF THE BOXES YOUR VOTE SHALL NOT BE COUNTED.

☐	YES	☐	NO

2.

To approve the targets for the 2017 bonus grant to Kasbian Nuriel Chirich, the Company’s Controlling Shareholder and Chairman of the board of directors, and the 2017 annual bonus grant if those targets are met pursuant to the terms specified in the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2A.	Please mark YES if you are a controlling shareholder or have a personal interest in the said resolution, as such terms are defined in the Proxy Statement of the Company. Please mark NO if you are not. IF YOU DO NOT MARK ONE OF THE BOXES YOUR VOTE SHALL NOT BE COUNTED.

☐	YES	☐	NO

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

_____________	_____________	_____________,2017
NAME	SIGNATURE	DATE

_____________	_____________	_____________,2017
NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.